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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-14 AND ENDING 31-Dec-14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CVF Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 Millburn Avenue- Suite 208
(No. and Street)

Millburn	**NJ**	**7041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Furman **973-564-5600**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Mark Furman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CVF Securities, Inc.**, as of **December 31, 2014**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES

Title

Notary Public

OFFICIAL SEAL
MARIA FLIZACK
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires July 19, 2019

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

*****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).***

CVF SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders,
CVF Securities, Inc.

We have audited the accompanying financial statements of CVF Securities, Inc., which comprise the balance sheet at December 31, 2014 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CVF Securities, Inc. as of December 31, 2014 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 12, 2015

CVF SECURITIES, INC

TABLE OF CONTENTS

CVF Securities, Inc.
Statement of Financial Condition
As of December 31, 2014

ASSETS

Current assets:	
Cash	$7,521
Prepaid expenses	1,500
Total Current Assets	$9,021
Total Assets	$9,021

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$100
Total Current Liabilities	$100
Stockholders' Equity:	
Common Stock - $.01 par value: 1,000 shares authorized, 10 shares issued and outstanding	$1
Additional paid-in capital	9,899
Retained Earnings	(979)
Total Stockholders' Equity	8,921
Total Liabilities & Stockholders' Equity	$9,021

Please see the notes to the financial statements.

CVF Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2014

Retainer income & transactions fees		$106,431
General and administrative expenses:		
Consulting expense		$94,046
General administration		10,855
Total general and administrative expenses		$104,901
Income from operations		$1,530
Provision for income taxes		(519)
Net income		$1,011

Please see the notes to the financial statements.

CVF Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

Operating activities:	
Net income	$1,011
Changes in other operating assets and liabilities:	
Prepaid expense	(1,500)
Accounts payable & accrued expenses	(133)
Net cash used by operations	($622)
Net decrease in cash during the fiscal year	($622)
Cash at December 31, 2013	8,143
Cash at December 31, 2014	$7,521

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$519

Please see the notes to the financial statements.

CVF Securities, Inc.
Statement of Stockholders' Equity
For the Year Ended December 31, 2014

	Stockholders' Equity
Balance at December 31, 2013	$7,910
Net income for the fiscal year	1,011
Balance at December 31, 2014	$8,921

Please see the notes to the financial statements.

1. ***NATURE OF BUSINESS***

General - CVF Securities, Inc. (the "Company") was formed on October 12, 1989, primarily to facilitate the placement of debt and equity securities by its clients and to engage in merger and acquisition activities. The Company also provides related services including, but not limited to consulting and valuation services. The Company is registered as a broker-dealer with the Securities and Exchange Commission and FINRA (Financial Industry Regulatory Authority).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Revenue is recognized as earned. Fees are recorded when all aspects of a proposed transaction are satisfied and the earnings process is complete, and is typically based on either the amount of capital raised for a client in a transaction or the gross sales proceeds received by a client in a transaction.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; management does not expect such variances, if any, to have a material effect on the financial statements.

Income Taxes - The Company files its income tax returns using the cash method of accounting. At December 31, 2014, the Company has available net operating loss carryforwards of $15,086, which expire through the year 2031. The federal and state corporate tax returns are subject to examination by the applicable federal and state tax authorities for the years 2011 through 2013.

The deferred tax benefit attributable to the carryforwards amounting to approximately, $2,981 has been offset by a valuation allowance as ultimate collection or realization of the benefit is uncertain.

3. ANTI- MONEY LAUNDERING PROGRAM

The Company does not engage in the retail brokerage business and, as such, does not maintain any customer accounts, accept any customer or outside deposits or otherwise engage in any transactions, directly or indirectly, which would give rise to segregated or co-mingled accounts from, or with, outside patties. Additionally, the Company does not engage in trading activities nor make investments of any kind, for itself or any outside parties, nor does it maintain any deposit accounts related thereto. As part of its anti-money laundering program, the Company monitors its sole bank account on a weekly basis for any unusual or suspicious activity.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following is a summary of our net capital computation at December 31, 2014.

CREDIT:	
Members' equity	$8,921
DEBITS:	
Nonallowable assets:	
Prepaid Expenses:	(1,500)
NET CAPITAL	$7,421
Haircuts	0
ADJUSTED NET CAPITAL	$7,421
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$2,421
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$100
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.35%
Excess net capital previously reported	$4,021
Prepaid Expenses listed as allowable on FOCUS filing	(1,500)
Adjustment to Accounts Payable and Accrued Expenses	(100)
Excess net capital per this report	$2,421

5. CONCENTRATIONS OF CREDIT

During 2014, approximately 90%, 9% and 1% of total fee income was earned from three customers, respectively.

The Company may periodically maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation insurance limit.

The Company markets its services nationally, the Company's customers are sensitive to swings in economic cycles and their financial requirements will vary accordingly.

6. RELATED PARTY TRANSACTIONS

The Company pays fees to VF Capital ("VF"), a related entity, for certain advisory and consulting services rendered by VF to the Company or otherwise upon request. Additionally, to the extent that VF incurs any out of pocket expenses on behalf of the Company, the Company reimburses VF for such costs.

Contractually, no advisory or consulting fees are payable to VF, in the event that the Company does not have any fee income and the Company shall not be liable to VF for any expenses, directly or indirectly incurred by VF on the Company's behalf under such conditions. Such fees and reimbursed costs amounted to $94,046 for the fiscal year ending December 31, 2014. Notwithstanding the preceding, the Company reimburses VF for office and occupancy costs at the current rate of $100 per month.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events for the Company through the date of this report. No recognizable or reportable subsequent events affecting the Company were identified.

CVF Securities, Inc.
343 Millburn Avenue-208
Millburn, NJ 07041

December 31, 2014

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

CVF Securities, Inc. is exempt from Rule 15c3-3 reporting pursuant to provision 15c-3(k)(2)(i) of SEC Rule 15c3-3 (the "exemption provisions").

CVF Securities, Inc. met the identified provision throughout the most recent fiscal year without exceptions as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with our activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Thank you.

Mark Furman
President

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A

MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which CVF Securities, Inc. identified the provisions of SEC Rule 15c3-3 paragraph k(2)(i) under which the Company claimed an exemption from SEC Rule 15c3-3 and the Company stated that it has met the identified exemption provisions through the fiscal year ending December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of SEC Rule 15c3-3.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 12, 2015